October 23, 2024

Carl Anderson II
Senior Vice President and Chief Financial Officer
Axalta Coating Systems Ltd.
1050 Constitution Avenue
Philadelphia, Pennsylvania 19112

       Re: Axalta Coating Systems Ltd.
           Form 10-K for the Year Ended December 31, 2023
           Form 8-K filed August 1, 2024
           File No. 001-36733
Dear Carl Anderson II:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed August 1, 2024
Exhibit 99.1
Second Quarter 2024 Highlights, page 1

1. Please expand the third bullet to present net income margin with equal or greater prominence to Adjusted EBITDA margin. Ensure you discuss net income margin within your financial results discussion. Refer to Question 102.10(a) of the Non-
       GAAP Financial Measures Compliance and Disclosure Interpretations. Reconciliations, page 8

2. Your determination of multiple non-GAAP measures excludes step-up depreciation and amortization which you note represents the incremental step-up depreciation and amortization expense associated with the acquisition of DuPont
Performance
       Coatings. As a result, these non-GAAP measures only reflect part, but not all, of an accounting concept. Please explain to us why it is appropriate to exclude only the step-up depreciation and amortization from your non-GAAP measures and how you considered 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure
 October 23, 2024
Page 2

       Interpretations.
3. Please revise the title of your free cash flow measure to adjusted free cash flow or a similar description as your calculation differs from the typical calculation of cash flows from operating activities less capital expenditures. Refer to Question 102.07 of the Non- GAAP Financial Measures Compliance and Disclosure
Interpretations.
       Please also tell us and disclose your basis for adjusting for interest proceeds on swaps designated as net investment hedges in your determination of this measure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services